25003003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
Part III

SEC FILE NUMBER
8- 48020

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Voya Investments Distributor, LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

APR 0 7 2025

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Washington, DC

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Catrina Willingham	662-701-7967	Catrina.Willingham@voya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

20 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The accompanying notes are an integral part of these financial statements.

OATH OR AFFIRMATION

I, Catrina Willingham, swear (or affirm) that, to the best of my knowledge and belief, the financial report to the firm of Voya Investments Distributor, LLC, as of December 31, 20 24, are true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Kelsey Redmond

/s/ Kelsey Redmond
Notary Public

KELSEY REDMOND
MY COMMISSION EXPIRES
NOTARY
PUBLIC
JUNE 12, 2025
COBB COUNTY, GEORGIA

SEC Mail Processing
APR 0 7 2025
Washington, DC

This filing** contains (check all applicable boxes):

☑(a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or
Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17
CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12,
as applicable.
☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other______

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The accompanying notes are an integral part of these financial statements.

Voya Investments Distributor, LLC
Statement of Financial Condition
December 31, 2024

Contents

The accompanying notes are an integral part of these financial statements.

EY
Shape the future
with confidence

Report of Independent Registered Public Accounting Firm

To the Member and Management of Voya Investments Distributor, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voya Investments Distributor, LLC (the Company) as of December 31, 2024, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2001.
Hartford, CT
April 1, 2025

Voya Investments Distributor, LLC
Statement of Financial Condition
December 31, 2024

Assets:		
Cash and cash equivalents	$	43,155,684
Distribution fee receivable		10,483,532
Accounts receivable		748,616
Deferred acquisition cost, net of amortization		576,884
Prepaid expenses		368,943
Total assets	$	55,333,659
Liabilities and Member's equity:		
Liabilities:		
Commissions and concessions payable	$	10,392,879
Marketing accrual		8,596,453
Payables to affiliates, net		4,470,621
Accounts payable and other accrued liabilities		863,363
Total liabilities	$	24,323,316
Contingencies (Note 7)		
Member's equity:		
Additional paid-in capital	$	1,325,462,654
Retained deficit		(1,294,452,311)
Total member's equity	$	31,010,343
Total liabilities and member's equity	$	55,333,659

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Investments Distributor, LLC (the "Company") is wholly-owned by its primary member, Voya Funds Services, LLC ("Member" or "Parent") which is a wholly-owned subsidiary of Voya Capital, LLC ("Voya Capital"). Voya Capital is a wholly-owned subsidiary of Voya Investment Management LLC ("VIM"). VIM is a wholly-owned subsidiary of VIM Holdings LLC ("VIM Holdings"). VIM Holdings is a wholly-owned subsidiary of Voya Holdings Inc ("Voya Holdings"). Voya Holdings is a wholly-owned subsidiary of Voya Financial Inc ("Voya").

On July 25, 2022, Voya completed a series of transactions pursuant to a Combination Agreement dated as of June 13, 2022 (the "AllianzGI Agreement") with VIM and VIM Holdings LLC ("VIM Holdings"), both indirect subsidiaries of Voya, and Allianz SE ("Allianz"), an indirect subsidiary of Allianz, pursuant to which the parties have combined.

Under the terms of the AllianzGI Agreement, AllianzGI transferred to VIM Holdings the rights to certain assets and liabilities related to specified investment teams and strategies and the associated assets under management (the "AllianzGI Transferred Business"). Voya transferred all of the limited liability company interests in VIM to VIM Holdings and in exchange, received a 76% economic stake in VIM Holdings. Pursuant to the Amended and Restated Limited Liability Company Agreement VIM Holdings entered into at the closing date ("A&R VIM Holdings Operating Agreement"), Voya now holds, indirectly, a 76% economic stake in VIM Holdings and Allianz holds, indirectly, a 24% economic stake in VIM Holdings. Furthermore, VIM Holdings holds all of the limited liability company interests in VIM and certain assets and liabilities transferred from AllianzGI related to specified investment teams and strategies and the associated assets under management. In accordance with the A&R VIM Holdings Operating Agreement, Voya has full operational control of VIM Holdings, VIM and the transferred assets and investment teams. This transaction had no impact on the financial position of the Company for the period ended December 31, 2022.

On December 20, 2022, the Company entered into a Side Letter Agreement with Allianz that went into effect January 1, 2023. Pursuant to the Side Letter Agreement, upon closing of the transaction, Allianz is obligated to transfer, convey, assign, and deliver to VIM or the Company, as applicable, all of Allianz's rights, title, and interest in assets, property, and rights related to AllianzGI's business of distributing Luxembourg-domiciled investment funds through Non-Resident Business ("NRB") Intermediaries.

The Company is engaged primarily in the marketing and distribution of domestic and international mutual funds and variable products but may also distribute 529 Plans, hedge funds, real estate investment trusts, collective investment trusts, private placements and privately negotiated transactions. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is the principal underwriter and distributor for mutual funds which are managed by Voya Financial, Inc. affiliates.

The Company provides its services through one operating segment. The Voya Investments Distributor, LLC Executive Leadership group, which includes the President and CFO of the Company, is the chief operating decision maker ("CODM"). The CODM assesses performance and makes resource allocation decisions based upon Net income (loss) in tandem with Regulatory Capital levels. The measure of segment assets is reported in the Statement of Financial Condition as Total assets. Significant expenses regularly provided to the CODM are consistent with those presented in the Statement of Operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents. Cash equivalents are not held for sale in the ordinary course of business.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds

The Company serves as the principal distributor for proprietary mutual funds. Pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company receives distribution fees from the funds ranging from 0.25% to 1.00% on an annual basis of the respective funds' net assets. The contracts have a single performance obligation aligned to the services provided by the Company (e.g., distribution and administrative services to the funds). The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the current average net assets of the fund. Although the basis points used in calculating the fee are fixed, the distribution fee is a form of variable consideration because it is based on each funds' average net assets, which is dependent on variables such as market performance, fund expenses and investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the Company's influence and is not predictable, Voya Investment Distributor, LLC, cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future distribution fees were included in the transaction price. As a result, the Company updates its estimate of distribution fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the same average daily net assets for each fund.

Distribution fees receivable for Affiliated Mutual Funds is reflected in the accompanying Statement of Financial Condition and amounted to $8,961,251 at December 31, 2024.

Also under Rule 12b-1, the Company makes ongoing payments on a monthly and quarterly basis to authorized dealers for distribution and shareholder servicing at annual rates ranging from 0.25% to 1.00% of the fund's average daily net assets. Distribution fee payable for Affiliated Mutual Funds is a component of Payables to affiliates in the accompanying Statement of Financial Condition and amounted to $8,879,859 at December 31, 2024.

Revenue Recognition - Distribution Fees and Commissions Related to NRB

The Company serves as the principal distributor for Allianz mutual funds. In compliance with the Undertaking for Collective Investment in Transferable Securities regulatory requirements, the Company receives distribution fees from the funds ranging from 0.67% to 2.76% on an annual basis of the respective funds' net assets. The contracts have a single performance obligation aligned to the services provided by the Company (e.g., distribution and administrative services to the funds). The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the current average net assets of the fund. The basis points used in calculating the fee are variable due to a tiered structure based on assets under management ("AUM") levels. The distribution fee is also a form of variable consideration because it is based on each funds' average net assets, which is dependent on variables such as market performance, fund expenses and investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the Company's influence and is not predictable, the Company cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future distribution fees were included in the transaction price. As a result, the Company updates its estimate of distribution fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the same average daily net assets for each fund.

NRB Distribution fees receivable is reflected in the accompanying Statement of Financial Condition and amounted to $604,200 at December 31, 2024.

The Company has NRB distribution and shareholder servicing expense at annual rates ranging 0.57% to 1.51% of the fund's average daily net assets. NRB Distribution fee payable is a component of Other Liabilities in the accompanying Statement of Financial Condition and amounted to $778,067 at December 31, 2024.

In 2025, the Company agreed to a revised servicing fee arrangement with AllianzGI, reducing the distribution and shareholder servicing expense by 0.05% on an annual rate of the fund's average daily net assets. This revision to the agreement was driven by the impact of increased trail commission expense since acquisition date. The Company is currently in the process of assessing the financial impact of this change.

529 Distribution Revenue

The Company serves as the distributor of the advisor sold 529 plan for the Wisconsin College Savings Plan under a subcontract agreement with the program manager TIAA-CREF Tuition Financing Inc. The Company also serves as a distributor of the advisor sold 529 plan for the Iowa Educational Savings Plan. As distributor, the Company receives distribution fees from the 529 investment options, ranging from 0.25% to 1.00%, on an annual basis of the respective investment options' net assets. For additional information regarding the performance obligation, refer to *Revenue Recognition - Distribution Fees and Commissions Related to Affiliated Mutual Funds* as outlined above.

Distribution fees receivable is reflected in the accompanying Statement of Financial Condition and amounted to $845,684 at December 31, 2024.

Under selling agreements with authorized dealers, the Company makes ongoing payments on a monthly basis for distribution and service fees at annual rates ranging from 0.25% to 1.00% of the option's average daily net assets. This payable is a component of Other liabilities in the accompanying Statement of Financial Condition and amounted to $694,568 at December 31, 2024.

Other Revenue

The Company earns an underwriting fee on the sale of certain shares sold with an upfront load as well as a contingent deferred sales charge ("CDSC") upon the redemption of certain shares sold within a specified period following the purchase. Both of these fees are paid by the shareholder. The underwriting fees from the funds range from 0.25% to 1.00% on an annual basis based upon the funds' net assets. The contracts have a single performance obligation aligned to the services provided by the Company (e.g., distribution and administrative services to the funds). The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the current average net assets of the fund. Although the basis points used in calculating the fee are fixed, the underwriting fee is a form of variable consideration because it is based on each fund's average net assets, which is dependent on variables such as market performance, fund expenses and investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the Company's influence and is not predictable, Voya Investment Distributor, LLC, cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future fees were included in the transaction price. As a result, the Company updates its estimate of underwriting fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the same average daily net assets for each fund. Receivables of $748,616, were accrued at December 31, 2024, which is included in Accounts receivable on the Statement of Financial Condition.

In addition, the Company earns annual maintenance fees on 529 accounts that have balances below a certain threshold, as well as rollover fees for accounts transferring out of the plans. The maintenance fees from the funds are based upon a $25 account charge, payable on all individual accounts. The services provided by the Company, pursuant to the contract, require the payment of an annual fee equal to the amount specified for each fund. This amount is calculated monthly based on the current average net assets of the fund. Although the fees are fixed, the maintenance fee is a form of variable consideration because it is based on each fund's participant count, which is dependent on variables such as investors' contributions and distributions during a period. Due to the uncertainty around the outcome of these variables, which is outside the Company's influence and is not predictable, Voya Investment Distributor, LLC, cannot conclude at contract inception that a significant reversal in the cumulative amount of revenue recognized would not occur if an estimate of future fees were included in the transaction price. As a result, the Company updates its estimate of maintenance fees on a monthly basis as this uncertainty is resolved. In doing so, no uncertainty exists when recognizing fee income because accruals and the amounts ultimately realized are based on the participant count for each fund.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2024 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Adoption of New Accounting Pronouncements

ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions

In June 2022, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2022-03, "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" ("ASU 2022-03"), which clarifies that contractual restrictions on equity security sales are not considered part of the security unit of account and, therefore, are not considered in measuring the fair value. In addition, the restrictions cannot be recognized and measured as separate units of account. Disclosures on such restrictions are also required.

The provisions of ASU 2022-03 were adopted prospectively on January 1, 2024. The adoption did not have an impact on the Company's financial condition.

ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures
In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires all current annual disclosures about segment profit/loss and assets to be reported, as well as enhanced disclosures about significant segment expenses.

The provisions of ASU 2023-07 were adopted retrospectively for the fiscal year December 31, 2024. The adoption did not have an impact on the Company's financial condition. Required disclosure changes have been included in the *Nature of Business and Ownership* Note to these Annual Financial Statements.

Future Adoption of Accounting Pronouncements

Climate Related Disclosures
In March 2024, the SEC adopted a final rule under SEC Release No. 33-11275, The Enhancement and Standardization of Climate-Related Disclosures for Investors, to enhance and standardize climate-related disclosures. The rule will require companies to disclose material Scope 1 and Scope 2 greenhouse gas emissions; climate-related risks, governance, and oversight; and the financial effects of severe weather events and other natural conditions. These disclosures will be phased in beginning with the Company's annual report for the year ending December 31, 2025. While the implementation of this rule is pending the outcome of legal challenges, the Company is assessing the disclosures that may be required by the adoption in the event that the stay is lifted.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. Voya and Allianz's proportionate share of the Company's income, gains, losses, deductions and credits are included in the respective federal income tax returns. As such, no federal income taxes are reflected for the year ended December 31, 2024.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, Income Taxes, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

4. Deferred Acquisition Costs

Acquisition costs, principally commissions paid to authorized broker-dealers, are deferred for certain products. Deferred acquisition costs are amortized over the estimated lives of the related service contract or in the period in which a CDSC is applied when the client's investment is redeemed. During the year ended December 31, 2024, $1,145,054 of gross deferred acquisition costs were recorded relating to the sales of Class A and Class C fund shares, and Class A, Class AR, Class C, and Class C1 529 Option shares.

The Company is entitled to CDSC, which is imposed upon the redemption of Class A and Class C shares of the funds. Such charges are paid by the redeeming shareholder and are imposed on Class A Equity Fund shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% CDSC. All Class A Fixed Income Funds charge 0.5% or 1.0% for purchases over $500,000 when redeemed within 6 or 12 months depending on the fund. CDSC for Class C shares is imposed at a rate of 1% of the lesser of current or original price for one year.

For 529 Plan option shares, the Company is entitled to a CDSC, which is imposed upon the redemption of Class A, Class AR, Class C and Class C1 shares. Such charges are paid by the redeeming shareholder and are imposed on Class A shares for purchases over $1 million if the shares are redeemed within 18 months of purchase at a rate of 1% of the lessor of current or original purchase price. Charges on redemptions of Class AR and Class C shares

within 1 year of purchase amount to 1% of the lessor of current or original purchase price. Charges on redemptions of Class C1 within 1 year of purchase amount to 0.5% of the lessor of current or original purchase price.

The Company periodically analyzes the recoverability of its deferred acquisition costs by a comparison to the net cash flows to be received. If necessary, an impairment is recorded to reflect the difference between the carrying amount and the estimated fair value. At December 31, 2024, no impairment was recorded.

5. Related-Party Transactions

As the principal distributor of Allianz mutual funds, the Company receives distribution and shareholder service fees from the funds. Refer to *the Summary of Significant Accounting Policies* Note - *Revenue Recognition - Distribution Fees and Commissions Related to Related to NRB* to these Annual Financial Statements for information on revenues received from AllianzGI. Of the payments received, the Company noted $3,135,467 represented client sub-advisor fees owed to its affiliate, Voya Investment Management Co, LLC. This amount remained outstanding at December 31, 2024 and is reflected in Payables to affiliates, net on the accompanying Statement of Financial Condition.

Amounts due to and received from related parties are settled on a net basis to the extent that amounts offset with the ultimate parent entity, Voya Holdings. Typically, this settlement occurs within one year of origination.

Throughout the year ended December 31, 2024, the Company received capital contributions from its Parent in order to maintain regulatory capital requirements in the form of cash contributions. During the year ended December 31, 2024, these capital contributions totaled $78,000,000.

6. Employee Benefit Plans

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2024, and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by these affiliates were charged back to the Company for reimbursement.

Share Based Compensation Plans

Certain employees of the Company participate in the Employee Incentive Plans (together, the "Omnibus Plans") sponsored by Voya. The Omnibus Plans each permit the granting of a wide range of equity-based awards, including restricted stock units, performance share units, and stock options. All benefits to the plans were charged back to the Company for reimbursement.

Long-Term Notional Investment Awards Plan

The Company's employees are also eligible to participate in the Investment Management Long-Term Notional Investment Awards Plan. This is a Voya-sponsored deferred cash-based plan, in which only the Company's employees are eligible to participate. Awards are in the form of a notional investment in Voya Investment Management mutual funds that vest ratably over three years, subject to continued employment. All benefits to the plan were charged back to the Company for reimbursement.

Incentive Plans

The Company's various Incentive Plans provide for a cash bonus to its designated employees for each performance year, paid in the following year. The plans are based on a combination of the target award, performance goals, and VIM Holdings' strategic indicators. All benefits to the plans were charged back to the Company for reimbursement.

7. Contingencies

The Company is from time to time party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2024, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

8. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Securities owned of $32,492,022 primarily represent money market funds. These assets are valued using quoted prices in active markets and are classified as "Level 1" assets in accordance with ASC Topic 820. Any change in the fair value measurement would affect the Company's performance and cash flows.

The following table presents cash and cash equivalents at December 31, 2024.

Money market funds	$	32,492,022
Cash		10,663,662
Cash and cash equivalents	$	43,155,684

There have been no transfers between levels for the year ended December 31, 2024.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

Effective January 1, 2024, the Company elected to take advantage of the SEC Net Capital Rule (15c-3) designation for Non-Allowable vs. Allowable Assets, specifically related to the management fees due from registered investment companies totaling 8,764,005 for the year ended December 31, 2024.

At December 31, 2024, the Company had net capital of $24,212,644 which was $22,398,028 in excess of its required net capital of $1,814,616. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 1 to 1.

10. Financial Risk Management

Exposure to credit, liquidity, interest rate, and market risks arises in the normal course of the Company's operations. These risks are limited by the Company's financial management policies and procedures as described below.

Credit Risk
The exposure to credit risk is not considered to be significant as all affiliated companies are majority-owned by the same shareholder. There were no past due or impaired receivables as of December 31, 2024.

Liquidity Risk
Liquidity is the Company's ability to generate sufficient cash flows to meet the cash requirements for both short-term and long-term operating activities. To generate and maintain sufficient liquidity depends on the profitability of the businesses, timing of cash flows, general economic conditions and access to capital of affiliated entities.

Interest Rate Risk
The Company's cash and cash equivalents are primarily invested at short-term market rates. Changes in interest rates would not have a significant impact on the Company's Profit from operations or Retained earnings.

Market Risk
The Company's results of operation and financial condition could be adversely affected by the market transition or reform of certain benchmarks. Other factors include the pace of the transition to replacement of reformed rates, the specific terms and parameters for and market acceptance of alternative reference rate, prices of and the liquidity of trading markets for products based on alternative reference rates, and our ability to transition and develop appropriate systems and analytics for one or more alternative reference rates.